FraserPapers

FILE No. 82-34837

07028012

SUPPL

October 30, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. News Release dated October 25, 2007 as to third quarter financial results;
2. Management's Discussion and Analysis for the third quarter ended September 29, 2007;
3. Interim consolidated financial statements for the third quarter ended September 29, 2007;
4. Form 52-109F2 – Certification of Interim Filings (Chief Executive Officer); and
5. Form 52-109F2 – Certification of Interim Filings (Chief Financial Officer).

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: M Mueller
Marina Mueller
Assistant Corporate Secretary

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE **Fraser**Papers

Fraser Papers Announces Third Quarter Results

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (October 25, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) today reported financial results for the third quarter and year-to-date period ended September 29, 2007. The Company generated net earnings of $24.8 million or $0.84 per share during the third quarter. These results included a one-time gain on the sale of the Company's interest in Acadian Timber Income Fund ("Acadian") of $38.4 million (after tax, $1.08 per share), one-time restructuring charges related to machine closures previously announced of $3.7 million (after tax, $0.13 per share) and a one-time tax recovery of $13.8 million ($0.478 per share). Excluding the impact of these unusual items, Fraser Papers generated a net loss of $17.2 million, or $0.59 per share.

During the third quarter of 2007, Fraser Papers pursued a number of strategic initiatives:

- Commenced energy efficiency initiatives at Edmundston, New Brunswick and Thurso, Quebec to lower overall energy costs and reduce greenhouse gas emissions. Anticipated reduction in oil consumption of 106,000 barrels per year or $5 million per year at current market prices.
- Shut two uncoated freesheet paper machines, representing a combined capacity of 70,000 tons per year, and one off-machine coater at the East Papers operations in Madawaska, Maine. Anticipated cost reductions are approximately $10 million per year.
- Announced an extended closure of 120 million board feet of annual lumber capacity at the Juniper, New Brunswick sawmill and secured replacement woodchips at lower cost.
- Sold its interest in Acadian Timber Income Fund for proceeds of $38.4 million, using the proceeds to repay debt.

"Our third quarter was challenging, as we expected it would be. Unprecedented cost pressures from energy and fibre, combined with the significant surge in the strength of the Canadian dollar, continue to put pressure on our operating margins. While we were able to generate improvement in our operations to partially offset these, the full impact of many of the initiatives we have undertaken have yet to be realized," said Peter Gordon, President and CEO of Fraser Papers.

FINANCIAL SUMMARY

	Three Months Ended		Nine Months Ended	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Sept 29, 2007	Sept 30, 2006	Sept 29, 2007	Sept 29, 2006
EBITDA	**$ (5.6)**	$ (0.5)	**$ (26.2)**	$ (7.5)
Earnings/(loss)	**$ 24.8**	$ (6.1)	**$ (22.9)**	$ (102.8)
Per share	**$ 0.84**	$ (0.21)	**$ (0.78)**	$ (3.46)
Loss (excluding unusual items)	**$ (17.2)**	$ (6.1)	**$ (52.1)**	$ (32.3)
Per share	**$ (0.59)**	$ (0.21)	**$ (1.77)**	$ (1.07)

On a year-to-date basis, the Company generated a net loss of $22.9 million or $0.78 per share. Excluding a gain on the sale of the Company's interest in Acadian Timber Income Fund, restructuring charges related to paper machine closures of $16.5 million (after tax, $0.56 per share) and a one-time tax recovery, net loss for the nine months ended September 29, 2007 was $52.1 million. This represents a deterioration from the $32.3 million loss (excluding unusual items) in the first nine months of 2006. Unusual items in 2006 included a gain on the sale of the Company's New Brunswick timberlands of $71.0 million ($2.03 per share), losses related to the bankruptcy of an equity investee of $107.4 million ($3.39 per share) and the cost of closing a pulp mill of $50.3 million ($1.03 per share).

Fraser Papers generated an EBITDA loss of $5.6 million for the third quarter of 2007, compared to an EBITDA loss of $18.0 million in the second quarter. During the second quarter, the Company took planned maintenance outages at its integrated pulp mill in Edmundston, New Brunswick and its paper mill in Gorham, New Hampshire. These shuts negatively affected results by approximately $10.0 million. Excluding the impact of these shuts, EBITDA in the third quarter improved by $2.4 million compared to the second quarter. During the third quarter, the Company benefited from higher selling prices for pulp and lumber, while net realizations for paper were unchanged. These price increases, along with the benefits of improved throughput at the sawmills and pulp mill and more efficient use of fibre and energy, were partly offset by higher energy costs and the impact of the stronger Canadian dollar. The Canadian/US dollar exchange rate averaged C$1.00=US$0.96 in the third quarter compared to C$1.00=US$0.91 in the second quarter, while benchmark oil prices increased 12%. Energy, chemical, and foreign exchange increased manufacturing costs by $8 million, quarter over quarter.

On a year-to-date basis, the Company generated an EBITDA loss of $26.2 million, compared to an EBITDA loss of $7.5 million in 2006. The Company generated margin improvements of $14.6 million, compared to 2006, as a result of improved fibre and chemical utilization and improved product mix from continued sales and marketing efforts. Unfortunately, the impact of foreign exchange, and energy and chemical cost increases amounted to $16.9 million.

Results from the paper operations deteriorated $13.5 million dollars, relative to 2006, reflecting second quarter downtime and increased costs partly offset by margin improvements. Results from the Company's lumber operations were lower by $13.0 million on a year-to-date basis in 2007 as a result of very weak lumber markets and a stronger Canadian dollar. Year-to-date the Canadian/US dollar exchange rate averaged C$1.00=US$0.90, compared to C$1.00=US$0.88 in same period in 2006. Pulp operations improved by $10.3 million, reflecting the closure of the Berlin, New Hampshire pulp mill in April 2006, improved selling prices and margin improvements, partly offset by increased costs.

Total paper shipments were 13% lower than the second quarter due to the closure of two paper machines during the third quarter. Shipments of specialty printing papers were down 11% in the quarter due to seasonal factors and lower retail activity in the United States. On a year-to-date basis, specialty printing paper shipments were lower by 23%, reflecting increased substitution of specialty groundwood papers into traditional freesheet applications. Shipments of specialty packaging papers were 11% lower than the second quarter but have improved 26% compared to the first nine months of 2006. The Company's focus on lightweight and stain-resistant packaging have contributed to the increase.

Fraser Papers continues to reduce its production of lower margin, commodity freesheet papers while responding to market demands. For the nine months ended September 29, 2007, shipments of commodity freesheet papers have been reduced by 18%. Commodity freesheet shipments in 2007 include almost 13,000 tons of paper certified to the standards of the Forest Stewardship Council ("FSC"). The Gorham paper mill achieved FSC certification early in 2007.

During the second quarter of 2007, the Company announced the closure of an offline coater, reducing its exposure to the market for lightweight coated groundwood papers to focus on lightweight and specialty uncoated groundwood papers. Shipments of specialty groundwood papers were substantially unchanged from the second quarter but up significantly on a year-to-date basis as groundwood papers are being substituted for freesheet papers in a number of applications.

Shipments of northern bleached hardwood kraft pulp from the Company's pulp mill in Thurso, Quebec increased 3% over the second quarter as a result of continued strong pulp markets and higher shipments to third parties. Mill nets improved 4%, or $19 per tonne, reflecting announced price increases. Production costs were lower as improved efficiencies more than offset the impact of the strengthening Canadian dollar and increased oil costs.

Lumber markets remained weak with housing starts in 2007 approximately 19% below 2006 levels. Mill net realizations rose by $16 dollars per Mfbm during the third quarter, reflecting modest seasonal improvement. Over the past three months, the Company took no market-related downtime, compared to 47 MMfbm of equivalent downtime in the second quarter.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage

During the third quarter, the Company closed two small, paper machines, representing 70,000 tons of annual manufacturing capacity, and successfully transitioned its specialty packaging and lightweight printing & writing paper grades to more efficient machines. These closures are expected to result in annualized benefits of approximately $10 million as the Company eliminates its highest cost, marginal inputs and re-establishes an optimal fibre balance at its East Papers operations.

During the third quarter, the Company announced the launch of Custom Snowcote®, a lightweight, filmcoated specialty print product. Custom Snowcote is targeting high opacity applications, including reference books and text books and represents one example of Fraser Papers' many product development initiatives with new and existing customers. The Company also continues to develop packaging papers to displace less environmentally-friendly options such as plastic or foil.

Fraser Papers remains responsive to the demands of its customers. The Company has begun shipping anti-microbial office file folder paper and continues to market its ability to provide customers with FSC certified book papers.

Margin Improvement and Cost Reduction

The Company has been negatively impacted by increasing input costs, weak lumber markets and a strengthening Canadian dollar relative to 2006. Cost reduction is essential to combating these negative effects.

In August 2007, the Company signed an agreement to install a heat recovery system at its market pulp mill in Thurso, Quebec. The heat exchange unit will produce thermal power that the Thurso operations will use to displace up to 10% of the fossil fuel it currently consumes at significant savings to the current cost of oil. In addition to lowering energy costs, the heat exchange unit will provide important environmental benefits, including reduced emissions of greenhouse gases.

During the third quarter, the company announced an extended shutdown at its Juniper sawmill of nine to eleven months. The sawmill was generating unsustainable cash losses due to weak lumber markets. The Company has secured an alternate supply of woodchips for its East Papers operations at a lower cost.

After a planned maintenance shutdown in the second quarter, the integrated pulp mill in Edmundston, New Brunswick improved production to design levels, producing up to 740 tons per day on a sustained basis. However, a number of operational difficulties contributed to intermittent downtime, resulting in average daily production over the quarter which was comparable to the first half of the year. Continued de-bottlenecking and optimization is expected to improve production in the fourth quarter. Each additional ton of pulp produced at Edmundston will displace market purchases of softwood kraft pulp at a current savings in excess of $200 per ton or $3 million on an annualized basis.

Long-Term Debt

During the third quarter of 2007, the Company repurchased for cancellation the remaining $84.0 million of its outstanding 8.75% Senior Notes, including $15.5 million of Notes that were held by the Company. The purchase was financed through a $50 million increase in the Company's revolving credit facility with its current lender. The Company announced today that its board of directors had approved extending the term of the $50 million bridge financing until January 31, 2008. Under the terms of the extension, prior to November 30, 2007, the Company is required to provide its lender with a plan to repay the $50 million. The Company is continuing to consider alternate financing sources to repay the $50 million.

Subsequent to the end of the third quarter, the Company closed the sale of its interest in Acadian Timber Income Fund. The proceeds of $38.4 million were used to repay amounts owing under the Company's working capital facility.

OUTLOOK

Unprecedented cost and currency exchange pressures continue to negatively impact results across the North American paper and forest products industry. Fraser Papers, with an integrated operating model that includes assets located in both Canada and the United States, has been negatively impacted by the confluence of a number of factors including an increase in the Canadian/US dollar exchange rate, rising oil and fibre costs, and a sharp decline in lumber prices. These have only been partially offset by improved prices for the Company's pulp and paper products.

Fraser Papers' strategy to lower costs and increase productivity is well underway. The rationalization of the highest cost manufacturing capacity at the Company's East Papers operations will improve the mill's competitive position and narrow the product mix toward higher margin opportunities. The focus on energy efficiency and conservation will improve costs as well as lower overall greenhouse gas emissions. Increased throughput from internal pulp operations will reduce purchases of higher priced market pulp. The Company estimates the combined annualized benefit of these initiatives at $19 million. In addition, during what is anticipated to be an extended period of weak lumber prices and a strong Canadian dollar, additional sources of chips are being sought as an alternative to operating Fraser Papers' Canadian sawmill facilities at significant cash operating losses.

The Company is focused on growing its position in niche segments of the broader North American paper market. Demand for specialty paper in food packaging applications is expected to remain stable as consumers continue to demonstrate a preference for lightweight, recyclable, paper-based products. With many broad and differing applications, demand for Fraser Papers' lightweight specialty print papers is well diversified and expected to remain stable. Continued growth in high bright groundwood papers is expected from the substitution for higher cost, traditional freesheet in certain publishing and print applications. The Company will continue to reduce its exposure to commodity freesheet markets. Industry-wide capacity rationalization is expected to keep commodity markets in better balance than in previous periods. Fraser Papers is able to offer FSC certified papers as a differentiated product within these segments.

List prices for northern bleached hardwood kraft pulp continue to improve. Delayed commissioning at greenfield sites, labour issues and pulp log constraints at a number of global market pulp mills has led to a tight market. The Company expects higher realizations from external sales of hardwood pulp to continue in the short term, subject to the continuing impact of the rising Canadian dollar on results at its Thurso, Quebec mill.

Fraser Papers has scheduled annual maintenance outages at the cogeneration facility in Edmundston, New Brunswick and the pulp mill in Thurso, Quebec during the fourth quarter. These outages are estimated to negatively impact EBITDA by $9 million in the fourth quarter, of which $6 million relates to maintenance expense with the balance related to lost production.

THIRD QUARTER CONFERENCE CALL

Fraser Papers' third quarter investor conference call can be accessed by teleconference on Friday, October 26, 2007 at 9:50 a.m. (Eastern Time) by dialing 1-877-871-4107 (toll free in North America) or 416-620-5683 (International). The call will be archived through December 31, 2007 and can be accessed by dialing 416-626-4100 or 1-800-558-5253 and quoting the reservation number 21350403. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice-President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the outcome of cost saving and environmental initiatives, market conditions, the potential success of new products, improved production, competitive market position, prices and demand for the Company's products, foreign exchange rates, industry-wide capacity rationalization, and the expected impact of specific events on financial results in future quarters. The words "anticipate", "approximately", "expect", "target", "will", "plan", "estimate", "can", "result", "continue", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of the Company to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, lower demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, unforeseen equipment or production issues, and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 25, 2007

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended September 29, 2007 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2006. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries. Brookfield owns a controlling equity interest in the Company since its acquisition of additional common shares of Fraser Papers in the third quarter. Brookfield currently owns 56% of all outstanding common shares.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our long term business strategy involves:

- Focusing on **value-added products**, with an emphasis toward specialty printing and packaging applications;
- Continuing to provide **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Value-added Products
Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are currently focused on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 80% of our annual production is in these markets today.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $10.8 million as compared to an outflow of $15.9 million during the same quarter of 2006. During the third quarter, Fraser Papers reduced working capital by $1.0 compared to an increase in working capital of $9.4 million in the third quarter of 2006. Operating cash flow before changes in working capital in the third quarter declined by $5.3 million, compared to the third quarter of 2006, primarily as a result of lower EBITDA.

Net debt and Capital Resources

In the second quarter of 2007, the Company determined that it would not be proceeding with the planned acquisition of Katahdin Holdings LLC. As a result of the termination of the purchase, the Company tendered for all of the outstanding 8.75% Senior Notes during the third quarter. A write-down of deferred financing costs of $1.6 million was also recorded.

During the third quarter, the Company repurchased for cancellation the remaining principal amount of the Notes of $84.0 million. The Company repaid $68.5 million of Notes to the public and cancelled $15.5 million of Notes held by Fraser Papers.

The Company increased its revolving credit facility with its current lender from $90 million to $140 million in order to finance the payment of the Notes. The $50 million increase is on substantially the same terms as the Company's existing facility. Subsequent to the end of the third quarter, the Company announced that its board of directors had approved extending the term of the $50 million increase until January 31, 2007. Under the terms of the extension, prior to November 30, 2007, the Company must publicly announce a plan to repay the $50 million. The Company is continuing to consider alternate financing sources to repay the $50 million.

Total debt at September 29, 2007 of $91.8 million consists of borrowings under the Company's committed, revolving credit facility. At quarter end, an additional $44.1 million of this facility was utilized in support of letters of credit.

Subsequent to quarter end, Acadian proceeds were used to pay down borrowings.

Net debt as of September 29, 2007 was $88.7 million, resulting in a net debt to net debt plus equity ratio of 22%.

CAPITAL INVESTMENTS

For the quarter, capital investments totaled $1.3 million compared to $3.8 million in the third quarter of 2006. For the nine months ended September 29, 2007, capital investments totaled $13.9 million compared to $8.8 million for the comparable period of 2006. The increased spending was due to the planned rebuild of the recovery boiler at the Edmundston pulp mill facility. The rebuild will increase production at the Company's sulphite pulp mill and reduce the requirement to purchase external pulp at higher cost.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $6.2 million in the third quarter of 2007, a decrease of $3.2 million from the comparable period in 2006. For the nine months ended September 29, 2007, employee benefit plans funding was $20.8 million, a decrease of $9.6 million from the comparable period in 2006. The decreased funding is due to a lower funding requirement for the U.S. plans and a better overall funded position. During the second quarter, the Company was denied regulatory approval to defer funding on certain of its pension plans and made a one-time, retroactive payment of $4.2 million in the second quarter.

Benefit plan expense for the quarter was $3.0 million as compared to $5.0 million in the comparable quarter in 2006. The reduction of $2.0 million is mostly due to improved returns from invested assets. Benefit plan expense for the nine months ended September 29, 2007 was $8.4 million as compared to $16.1 million in the comparable period in 2006. The reduction of $7.7 million is mostly due to improved returns from invested assets. As part of the $16.5 million restructuring charge, the Company recorded a benefit plan expense of $3.3 million including $0.9 million in the third quarter.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of September 29, 2007:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ **91.8**	$ 50.0	$ 41.8	$ —	$ —
Operating leases	**1.1**	0.6	0.5	—	—
Purchase obligations	**8.7**	8.7	—	—	—
Total contractual obligations	**$ 101.6**	$ 59.3	$ 42.3	$ —	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. (the former parent company of Fraser Papers) provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At September 29, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $5.0 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530, Comprehensive Income, and Section 3865, Hedges. These policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, changes in the value of instruments reported at fair value and fair value hedge derivatives are recognized in income. Changes in the value of derivatives designated as cash flow hedges are recognized in Other Comprehensive Income until the instrument is no longer recognized or impaired and is recognized in income.

During the quarter, Fraser Papers realized a gain of $0.6 million on lumber futures contracts to deliver 13.2 million board feet of lumber at fixed prices. There are no contracts outstanding at the end of the third quarter.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows. As of September 29, 2007, the Company had CAD$44.0 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities. During the year, the Company realized $7.8 million of gains on these contracts. At September 29, 2007, the unrealized gains on these contracts amounted to $0.2 million. Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Statement of Operations, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Other Comprehensive Income, until such time that the Canadian dollar-denominated cash flows being hedged are realized.

BUSINESS SEGMENTS

Paper Segment

The Paper segment is comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills.

Products include specialty packaging and printing papers, commodity freesheet papers, specialty groundwood papers, lightweight coated groundwood papers and towel, as well as hardwood pulp and softwood lumber.

The following is a summary of financial information for the Paper segment:

	Three months ended			Nine months ended	
US$ MILLIONS	**Sept 29 2007**	June 30 2007	Sept 30 2006	**Sept 29 2007**	Sept 30 2006
Net sales	**$ 172.3**	$ 181.7	$ 185.1	**$ 528.4**	$ 604.4
EBITDA[(1)]	**(5.6)**	(18.0)	(0.5)	**(26.2)**	(9.9)
Depreciation	**7.5**	7.5	7.6	**22.5**	23.7
Capital investments	**1.3**	9.6	3.8	**13.9**	8.8

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty groundwood, and towel.

	Three months ended			Nine months ended	
	Sept 29 2007	June 30 2007	Sept 30 2006	**Sept 29 2007**	Sept 30 2006
Sales (US$ millions)	**124.4**	138.9	140.8	**405.2**	438.4
EBITDA (US$ millions)	**(3.9)**	(12.4)	3.7	**(13.7)**	(0.2)
EBITDA ($ per ton)	**(30)**	(83)	26	**(32)**	—
EBITDA margin[1]	**(3%)**	(9%)	3%	**(3%)**	—
Shipments (000 tons)					
Specialty packaging	**17**	19	13	**53**	42
Specialty printing	**51**	57	71	**177**	229
Commodity freesheet papers	**18**	22	20	**51**	62
Specialty groundwood	**34**	35	26	**100**	81
Lightweight coated groundwood	**1**	8	11	**21**	43
Towel	**10**	9	10	**28**	29
	131	150	151	**430**	486
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,141**	1,148	1,198	**1,150**	1,171
Specialty printing	**977**	987	961	**984**	938
Commodity freesheet papers	**833**	849	856	**848**	809
Specialty groundwood	**794**	806	798	**816**	762
Lightweight coated groundwood	**630**	705	808	**724**	786
Towel	**791**	788	780	**784**	775
Weighted Average ($ per ton)	**914**	916	921	**923**	890
Average Cash Operating Cost ($ per ton)	**934**	994	885	**945**	880
Reference Prices ($ per ton)[2]					
50# offset rolls	**820**	828	847	**825**	810
22.1# white directory	**765**	765	725	**765**	720

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").

Market conditions for specialty groundwood and specialty packaging grades continue to be healthy for Fraser Papers; however, we did experience the effects of the end of the peak financial printing season for specialty printing. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) decreased modestly by $8 per ton over the previous quarter, to a level of $820 per ton. Average revenue realized from specialty papers was lower due to product mix changes as pricing held firm.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. Fraser Papers has approximately 82% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are used for food applications which contain both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging volumes decreased by 2,000 tons compared to the second quarter of 2007 due to modestly decreased demand for stain resistant products. Specialty packaging revenue realized in the third quarter of 2007 decreased modestly over the second quarter of 2007 due to the mix change.

Specialty printing papers includes freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers business volumes declined by 6,000 tons compared to the second quarter of 2007 following the peak financial printing season in the second quarter. Furthermore, the softness reported by the North American retail, home building and automobile manufacturing segments has directly reduced demand for bar code label and point-of-sale applications for our products.

Commodity freesheet papers are a key focus of efforts to bottom-slice unprofitable grades and customers. In the third quarter, the volume for commodity freesheet decreased by 4,000 tons from the second quarter due to reduced shipments of FSC tradebook papers produced at the Gorham paper mill. For the first nine months of 2007, volume of commodity freesheet grades declined by 18% over the first nine months of 2006 as Fraser Papers continued to narrow its focus on higher margin specialty packaging and printing paper products in strategic markets.

Specialty groundwood includes groundwood products that are used for financial printing and other uncoated groundwood applications. Compared to the second quarter, Fraser Papers' shipments of specialty groundwood products declined slightly by 1,000 tons and average revenue realized was $12 per ton lower due a mix change as a result of the end of the peak financial printing season in the second quarter. Average benchmark pricing for uncoated groundwood (22.1# white directory) remained steady at $765 per ton. We announced our exit from the coated groundwood market during the second quarter of 2007.

During the second quarter of 2007, we took the necessary steps to further improve the operating performance at our paper operations. Specifically, we completed a major maintenance outage at our Edmundston sulphite pulp mill to increase the production of internally-generated pulp fibre to our paper machines. In the third quarter, the sulphite pulp production was sustained at the new targeted levels; however, unplanned boiler outages caused lower sulphite production during the quarter and was only comparable to previous quarters. In the second quarter of 2007, we also completed annual maintenance at the Gorham, New Hampshire paper mill, including a major overhaul to our one towel paper machine in order to improve the machine's operating efficiencies. Additionally, Fraser Papers has a company-wide initiative to improve operating performance at all of its mills. These initiatives are expected to improve throughput and the cash cost of operations. (See discussion in "Forward-looking Information")

Three months ended September 29, 2007 compared to three months ended June 30, 2007

The paper operations generated negative EBITDA of $3.9 million in the third quarter on sales of $124.4 million. This compares to a negative EBITDA of $12.4 million in the second quarter of 2007 on sales of $138.9 million. The $8.5 million improvement in EBITDA was due to $10.0 million for the planned sulphite pulp mill outage in Edmundston, planned paper mill maintenance outages and market-related downtime during the second quarter.

Adjusting for the effects of the outages, the paper operations generated negative EBITDA in the second quarter of 2007 of $2.4 million, compared to negative EBITDA of $3.9 million in the third quarter of 2007. The improved results from various cost reduction initiatives were more than offset by higher input costs and the effect of a stronger Canadian dollar. The Canadian dollar averaged US$0.96 in the third quarter of 2007 compared to US$0.91 in the second quarter of 2007, resulting in higher input costs of $3.4 million relative to the second quarter.

Shipments declined by 13% from the second quarter following the peak of the financial printing season in the second quarter and the permanent closure of two paper machines in Madawaska, Maine.

Three months ended September 29, 2007 compared to three months ended September 30, 2006

The paper operations generated negative EBITDA of $3.9 million in the third quarter on sales of $124.4 million. This compares to an EBITDA of $3.7 million in the third quarter of 2006 on sales of $140.8 million. The $7.6 million decrease in EBITDA compared to the third quarter of 2006 was due to increased costs for fibre, energy, and the effect of the stronger Canadian dollar of $7.9 million. The Canadian dollar averaged US$0.96 in the third quarter of 2007 compared to US$0.89 in the third quarter of 2006.

Shipments declined by 13% from the third quarter of 2006 following the permanent closure of two paper machines in Madawaska, Maine.

Nine months ended September 29, 2007 compared to nine months ended September 30, 2006

The paper operations had a negative EBITDA of $13.7 million in the first nine months of 2007 on sales of $405.2 million. Adjusting for the outages in the first and second quarter, the paper operations generated negative EBITDA of $3.6 million. This compares to a negative EBITDA of $0.2 million in the first nine months of 2006 on sales of $438.4 million. The second quarter of 2006 had unplanned outages that had a negative effect of $7.0 million in that quarter. Adjusting for the outages in the second quarter, the paper operations generated an EBITDA of $6.8 million for the first nine months of 2006. The $10.4 million decrease in EBITDA was due to increased fibre and energy costs and the strength of the Canadian dollar of $23.5 million, partly offset by higher mill net realizations and margin improvements.

Shipments decreased by 12% in the first nine months of 2007 compared to last year due to the permanent closure of two paper machines and the softening in retail, automobile and home building segments that directly impact pressure sensitive and point-of-sale applications. In addition, the recent price increases by the U.S. postal service have negatively impacted catalog, magazine and commercial printing segments as publishers and printers work to changed formats, basis weights and distribution strategies to mitigate the increasing costs of mailing.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed its NBHK market pulp mill in Berlin, New Hampshire. The site has since been sold.

	Three months ended			Nine months ended	
	Sept 29 2007	June 30 2007	Sept 30 2006	**Sept 29 2007**	Sept 30 2006
Sales (US$millions)	**21.1**	18.7	17.0	**52.1**	67.8
EBITDA (Thurso) (US$millions)	**1.7**	0.2	1.9	**3.5**	(0.2)
EBITDA (Berlin) (US$millions)	—	—	(0.1)	—	(4.2)
Loss on Pulp Hedge (US$millions)	—	—	(1.1)	—	(2.4)
Total EBITDA	**1.7**	0.2	0.7	**3.5**	(6.8)
Pulp EBITDA ($ per tonne)	**27**	3	12	**20**	(33)
EBITDA Margin[(1)]	**8%**	1%	4%	**7%**	(10%)
Shipments (000 tonnes)[(2)]	**63**	61	60	**179**	203
Average Revenue Realized ($ per tonne)[(2)]	**557**	538	528	**547**	498
Average Cash Operating Costs ($ per tonne)[(4)]	**526**	530	480	**518**	505
Reference Price ($ per tonne)[(3)]					
NBHK market pulp	**724**	698	675	**703**	642

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.
(4) Average cost operating costs are for the Thurso mill only.

Market conditions continued to improve for the NBHK pulp market with average benchmark pricing improving by 4%, or $26 per tonne over the second quarter of 2007 to $724 per tonne. This is an improvement of 7% or $49 per tonne compared to the third quarter of 2006 in the average benchmark pricing.

Fraser Papers directs a portion of its market pulp to internal use. The Company also purchases pulp from third parties to supplement internal production. The amount of pulp purchased from the third parties is approximately equal to third party sales of NBHK placing the Company essentially in a balanced position for total market pulp.

Three months ended September 29, 2007 compared to three months ended June 30, 2007

The pulp operations generated EBITDA of $1.7 million in the third quarter of 2007 on sales of $21.1 million. This was a $1.5 million EBITDA improvement from the previous quarter when the pulp operations generated EBITDA of $0.2 million on $18.7 million of sales. The $1.5 million increase in EBITDA was due to improved market conditions and improved productivity and spending offset by $2.5 million for increased oil and chemical pricing and the stronger Canadian dollar. The Canadian dollar averaged US$0.96 in the third quarter of 2007 compared to US$0.91 in the second quarter of 2007.

Shipments increased by 3% in the third quarter of 2007 compared to the second quarter of 2007. As a result of the East Papers outage, we increased pulp inventory at the end of the second quarter of 2007 which was subsequently shipped during the third quarter of 2007.

Three months ended September 29, 2007 compared to three months ended September 30, 2006

The pulp operations generated EBITDA of $1.7 million in the third quarter of 2007 on sales of $21.1 million. This was a $1.0 million EBITDA improvement from the previous year's quarter when the pulp operations generated EBITDA of $0.7 million on $17.0 million of sales. The improvement was primarily due to improved average revenue realized of 5%, as well as the expiration of certain pulp hedges at the end of 2006. These improvements were partially offset by the stronger Canadian dollar which increased the cost for the pulp operation by $2.6 million. The Canadian dollar averaged US$0.96 in the third quarter of 2007 compared to US$0.89 in the third quarter of 2006.

Shipments increased by 5% in the third quarter of 2007 compared to the third quarter of 2006. As a result of the East Papers outage, we increased pulp inventory at the end of the second quarter of 2007, which was subsequently shipped during the third quarter of 2007.

Nine months ended September 29, 2007 compared to nine months ended September 30, 2006

The pulp operations generated an EBITDA of $3.5 million in the first nine months of 2007 on sales of $52.1 million. This compares to the previous year's first nine months EBITDA loss of $6.8 million on sales of $67.8 million. 2006 included an EBITDA loss of $4.2 million at the Berlin pulp mill, which was permanently shutdown, and a loss of $2.4 million on a pulp hedge that expired at the end of the year. The EBITDA for the Thurso pulp mill improved from an EBITDA loss of $0.2 million in the first nine months of 2006 to an EBITDA of $3.5 million in the current year. Improved market conditions contributed most of the EBITDA improvement with benchmark pricing improving 10% or $61 per tonne over 2006. Thurso's cash costs increased 3% to $518 per tonne compared to $505 per tonne in 2006 due to increased chemical and oil pricing and the strength of the Canadian dollar.

Shipments declined by 12% in the first nine months of 2007, compared to the same period of 2006, due to the closure of the Berlin pulp mill in April 2006.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in northern Maine.

	Three months ended			**Nine months ended**	
	Sept 29 2007	June 30 2007	Sept 30 2006	**Sept 29 2007**	Sept 30 2006
Sales (US$millions)	**26.8**	24.1	27.3	**71.1**	98.2
Anti-dumping duties refund	—	—	—	—	3.2
EBITDA (US$millions)	**(3.4)**	(5.8)	(5.0)	**(16.0)**	(3.0)
EBITDA ($ per Mfbm)	**(36)**	(64)	(52)	**(63)**	(10)
EBITDA Margin(2)	**(13%)**	(24%)	(18%)	**(23%)**	(3%)
Shipments (Mmfbm)	**94**	91	96	**256**	310
Average Revenue Realized ($ per Mfbm)	**279**	263	283	**275**	313
Average Cash Operating Cost ($ per Mfbm)(3)	**321**	326	332	**338**	334
Reference Price ($ per Mfbm)(1)					
Boston SPF 2X4 #2&Btr	**335**	326	350	**330**	375

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to be very weak for our lumber operations due primarily to the decline in U.S. housing starts from 2.1 million in 2004 and 2005 to an annualized 1.2 million for the nine months ended September 29, 2007. Average benchmark lumber prices (Eastern Boston SPF 2X4) increased $9 per Mfbm from the second quarter of 2007, but are down 4% compared to third quarter of 2006 which was the start of the poor lumber markets.

During the third quarter, Fraser Papers' net revenue realized increased, compared to the second quarter, due to improved benchmark pricing and minimized discounting.

In the third quarter, the Company did not take any market downtime; however, year-to-date the Company has addressed the depressed lumber prices by implementing market-related shutdowns for 7 weeks at the Plaster Rock, New Brunswick sawmill, 11 weeks at the Juniper, New Brunswick sawmill and 12 weeks at the Ashland, Maine sawmill. In the third quarter, Fraser Papers entered into an agreement to secure woodchips for the Edmundston, New Brunswick pulp mill at attractive pricing, which has enabled us to close the Juniper, New Brunswick sawmill for up to eleven months. Additionally, we announced the temporary shutdown of the Plaster Rock, New Brunswick sawmill during the fourth quarter. Fraser Papers' sawmills represent approximately 60% of the total supply of wood chips and biomass fuel for the East Papers operation. As such, operating decisions are made after considering wood chip and biomass requirements as well as lumber demand and prices.

Three months ended September 29, 2007 compared to three months ended June 30, 2007

The lumber operations generated a negative EBITDA of $3.4 million in the third quarter of 2007 on sales of $26.8 million. This compares to a negative EBITDA in the second quarter of 2007 of $5.8 million on sales of $24.1 million. EBITDA improved by $2.4 million over the second quarter due to improved realized pricing partly offset by the stronger Canadian dollar. The Canadian dollar averaged US$0.96 in the third quarter of 2007 compared to US$0.91 in the second quarter of 2007.

Three months ended September 29, 2007 compared to three months ended September 30, 2006

The lumber operations generated a negative EBITDA of $3.4 million in the third quarter of 2007 on sales of $26.8 million. This compares to an EBITDA loss in the third quarter of 2006 of $5.0 million. EBITDA improved by $1.6 million over the third quarter of 2007 due to improved wood costs offset partially by the strength of the Canadian dollar. The Canadian dollar averaged US$0.96 in the third quarter of 2007 compared to US$0.89 in the third quarter of 2006.

Shipments decreased by 2% in the third quarter of 2007, compared to the third quarter of 2006, due to the weak market conditions in 2007.

Nine months ended September 29, 2007 compared to nine months ended September 30, 2006

The lumber operations generated a negative EBITDA of $16.0 million in the first nine months of 2007 on sales of $71.0 million. This compared to an EBITDA loss of $3.0 million in the first nine months of 2006. Weak market conditions, lower selling prices and market-related shutdowns contributed to the lower results.

Shipments declined by 17% in the first nine months of 2007, compared to the first nine months of 2006, due to the market-related downtime.

Timber Segment

The Company sold its freehold NB Timberlands on January 31, 2006 and currently has only one reportable segment. The table shown below reflects only the results of operating the Timber segment during the first quarter of 2006.

	Three months ended			Nine months ended	
US$ MILLIONS	**Sept 29 2007**	June 30 2007	Sept 30 2006	**Sept 29 2007**	Sept 30 2006
Net sales	$ —	$ —	$ —	$ —	$ 4.3
EBITDA(1)	—	—	—	—	2.4
Depreciation	—	—	—	—	—
Capital investments	—	—	—	—	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the September 29, 2007 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2006, except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines and the Berlin pulp mill and the impairment and other charges related to the Smart Papers bankruptcy filing are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2006.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following restructuring and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries and adjustments with the Madawaska paper machine closures, recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Unprecedented cost and currency exchange pressures continue to negatively impact results across the North American paper and forest products industry. Fraser Papers, with an integrated operating model that includes assets located in both Canada and the United States, has been negatively impacted by the confluence of a number of factors including an increase in the Canadian/US dollar exchange rate, rising oil and fibre costs, and a sharp decline in lumber prices. These have only been partially offset by improved prices for our pulp and paper products.

Fraser Papers' strategy to lower costs and increase productivity is well underway. The rationalization of the highest cost manufacturing capacity at our East Papers Operations will improve the mill's competitive position and narrow the product mix toward higher margin opportunities. The focus on energy efficiency and conservation will improve costs as well as lower overall greenhouse gas emissions. Increased throughput from internal pulp operations will reduce purchases of higher priced market pulp. Fraser Papers estimates the combined annualized benefit of these initiatives at $19 million. In addition, during what is anticipated to be an extended period of weak lumber prices and a strong Canadian dollar, additional sources of chips are being sought as an alternative to operating our Canadian sawmill facilities at significant cash operating losses.

We are focused on growing our position in niche segments of the broader North American paper market. Demand for specialty paper in food packaging applications is expected to remain stable as consumers continue to demonstrate a preference for lightweight, recyclable paper-based products. With many broad and differing applications, demand for our lightweight specialty print papers is well diversified and expected to remain stable. Continued growth in high bright groundwood papers is expected from the substitution for higher cost, traditional freesheet in certain publishing and print applications. We will continue to reduce our exposure to commodity freesheet markets. Industry-wide capacity rationalization is expected to keep commodity markets in better balance than in previous periods. Fraser Papers is able to offer FSC certified papers as a differentiated product within these segments.

List prices for northern bleached hardwood kraft pulp continue to improve. Delayed commissioning at greenfield sites, labour issues and pulp log constraints at a number of global market pulp mills has led to a tight market. We expect higher realizations from external sales of hardwood pulp to continue in the short term, subject to the continuing impact of the rising Canadian dollar on results at our Thurso, Quebec mill.

Fraser Papers has scheduled annual maintenance outages at the cogeneration facility in Edmundston, New Brunswick and the pulp mill in Thurso, Quebec during the fourth quarter. These outages are estimated to negatively impact EBITDA by $9 million in the fourth quarter, of which $6 million relates to maintenance expense with the balance related to lost production.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$ MILLIONS	Three months ended Sept 29 2007	Three months ended Sept 30 2006	Nine months ended Sept 29 2007	Nine months ended Sept 30 2006
Earnings / (Loss)	$ **24.8**	$ (6.1)	$ **(22.9)**	$ (102.8)
Add: Interest expense, net	**1.7**	1.1	**5.0**	4.8
Less: Income tax recovery	**(5.7)**	(3.4)	**(8.4)**	(17.3)
Less: Gain on sale of NB Timberlands	**—**	—	**—**	(71.0)
Less: Gain on sale of Acadian Timber	**(38.4)**	—	**(38.4)**	—
Add: Restructuring Charges	**3.7**	—	**16.5**	—
Add: Losses from Smart Papers	**—**	—	**—**	107.4
Add: Closure of Berlin pulp mill	**—**	—	**—**	50.3
Add: Other	**0.8**	0.3	**(0.5)**	(2.6)
Add: Depreciation	**7.5**	7.6	**22.5**	23.7
EBITDA	$ **(5.6)**	$ (0.5)	$ **(26.2)**	$ (7.5)

NET DEBT

US$ MILLIONS	As at Sept 29 2007	As at Dec 31 2006
Debt	$ **—**	$ 66.6
Less: Cash and short term-notes	**3.1**	12.7
Add: Borrowings under Credit facility	**91.8**	—
NET DEBT	$ **88.7**	$ 53.9

CASH COST

US$ MILLIONS	Three months ended Sept 29 2007	Three months ended Sept 30 2006	Nine months ended Sept 29 2007	Nine months ended Sept 30 2006
Net Sales	$ **172.3**	$ 185.1	$ **528.4**	$ 608.7
Less: EBITDA	**5.6**	0.5	**26.2**	7.5
Add: Anti-dumping duties recovery	**—**	—	**—**	3.2
CASH COST	$ **177.9**	$ 185.6	$ **554.6**	$ 619.4

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
SEPTEMBER 29, 2007

(unaudited)

US$ MILLIONS	As at Sept 29, 2007	As at Dec 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 3.1**	$ 12.7
Accounts receivable	**122.4**	106.2
Inventory	**136.4**	118.3
Future income taxes	**1.6**	0.7
	263.5	237.9
Property, plant and equipment	**261.4**	279.1
Other assets	**50.8**	37.2
	$ 575.7	$ 554.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 105.8**	$ 86.3
Current debt *(note 5)*	**50.0**	—
Long-term debt *(note 5)*	**41.8**	66.6
Other liabilities	**55.1**	51.1
Future income taxes	**12.2**	18.3
Shareholders' equity *(note 8)*	**310.8**	331.9
	$ 575.7	$ 554.2

(See accompanying notes to financial statements.)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
SEPTEMBER 29, 2007

(unaudited)

	Three Months Ended		Nine Months Ended	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**Sept 29 2007**	Sept 30 2006	**Sept 29 2007**	Sept 30 2006
Net sales	**$ 172.3**	$ 185.1	**$ 528.4**	$ 608.7
Loss before the following:	**$ (5.6)**	$ (0.5)	**$ (26.2)**	$ (7.5)
Gain on sale of Acadian *(note 4)*	**38.4**	—	**38.4**	—
Restructuring charges *(note 3)*	**(3.7)**	—	**(16.5)**	—
Gain on sale of NB Timberlands *(note 4)*	—	—	—	71.0
Losses from Smart Papers *(note 11)*	—	—	—	(107.4)
Closure of pulp mill *(note 12)*	—	—	—	(50.3)
Other	**(0.8)**	(0.3)	**0.5**	2.6
Interest income	**0.1**	0.7	**0.4**	3.3
Interest expense	**(1.8)**	(1.8)	**(5.4)**	(8.1)
Earnings (loss) before depreciation and income taxes	**26.6**	(1.9)	**(8.8)**	(96.4)
Depreciation	**(7.5)**	(7.6)	**(22.5)**	(23.7)
Income tax recovery *(note 7)*	**5.7**	3.4	**8.4**	17.3
Earnings (loss)	**$ 24.8**	$ (6.1)	**$ (22.9)**	$(102.8)
Earnings (loss) per share (basic and fully diluted)	**$ 0.84**	$ (0.21)	**$ (0.78)**	$ (3.46)
Weighted average number of shares (thousands)	***29,510***	*29,510*	***29,510***	*29,510*
Deficit				
Balance, beginning of period	**$(209.7)**	$(144.9)	**$(162.0)**	$ (48.2)
Earnings (loss)	**24.8**	(6.1)	**(22.9)**	(102.8)
Balance, end of period	**$(184.9)**	$(151.0)	**$(184.9)**	$(151.0)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND CUMULATIVE OTHER COMPREHENSIVE INCOME
SEPTEMBER 29, 2007

(unaudited)

US$ MILLIONS	Three Months Ended Sept 29, 2007	Nine Months Ended Sept 29, 2007
Earnings (loss)	$ 24.8	$ (22.9)
Changes in unrealized net gains on cash flow hedges	(0.2)	1.1
Changes in unrealized net gains on lumber hedges	(0.2)	—
Tax impact of above	0.1	(0.4)
Other comprehensive income	(0.3)	0.7
Comprehensive earnings (loss)	$ 24.5	$ (22.2)
Cumulative other comprehensive income		
Balance, beginning of period	0.8	—
Transition adjustment	—	(0.2)
Other comprehensive income for the period	(0.3)	0.7
Balance, end of period	$ 0.5	$ 0.5

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
SEPTEMBER 29, 2007

(unaudited)

US$ millions	Three Months Ended Sept 29 2007	Three Months Ended Sept 30 2006	Nine Months Ended Sept 29 2007	Nine Months Ended Sept 30 2006
Cash provided by (used for):				
Operating Activities				
Earnings (loss)	**$ 24.8**	$ (6.1)	**$ (22.9)**	$ (102.8)
Items not affecting cash:				
Depreciation	**7.5**	7.6	**22.5**	23.7
Future income taxes *(note 7)*	**(5.3)**	(2.4)	**(7.3)**	(18.1)
Gain on sale of Acadian *(note 4)*	**(38.4)**	—	**(38.4)**	—
Restructuring charges *(note 3)*	**3.7**	—	**16.5**	—
Gain on sale of NB Timberlands *(note 4)*	—	—	—	(71.0)
Losses from Smart Papers *(note 11)*	—	—	—	107.4
Closure of pulp mill *(note 12)*	—	—	—	50.3
Employment benefit plan expense *(note 6)*	**3.0**	5.0	**8.4**	16.1
Employment benefit plan funding *(note 6)*	**(6.2)**	(9.4)	**(20.8)**	(30.4)
Payments related to Restructuring *(note 3)*	**(0.9)**	—	**(0.9)**	—
Other items	—	(1.2)	**(2.0)**	(23.6)
	(11.8)	(6.5)	**(44.9)**	(48.4)
Net change in non-cash working capital balances	**1.0**	(9.4)	**25.9**	(4.4)
	(10.8)	(15.9)	**(19.0)**	(52.8)
Investing Activities				
Net capital investments	**(1.3)**	(3.8)	**(13.9)**	(8.8)
Proceeds on sale of NB Timberlands *(note 4)*	—	—	—	94.0
	(1.3)	(3.8)	**(13.9)**	85.2
Financing Activities				
Borrowings under revolving credit facility	**80.3**	—	**91.8**	—
Repayment of long-term debt *(note 5)*	**(68.5)**	—	**(68.5)**	(51.5)
Purchase of long-term debt *(note 5)*	—	—	—	(25.9)
	11.8	—	**23.3**	(77.4)
Decrease in cash and cash equivalents, net of bank indebtedness	**$ (0.3)**	$ (19.7)	**$ (9.6)**	$ (45.0)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$ MILLIONS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2006, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2006. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges.* With the exception of the reclassification of transaction costs, as described below, these policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading for accounting purposes, which are measured on the balance sheet at fair value. Accounts receivable are classified as loans and receivables and are recorded at amortized cost. Convertible, term, preferred units (the "Units") of Katahdin Paper Company LLC ("Katahdin") held by the Company, do not have a quoted market price and are measured at cost. Bank indebtedness, accounts payable and accrued liabilities and long-term debt are also measured at amortized cost and are classified as other financial liabilities.

Section 3855 also provides guidance on costs incurred upon issuance of financial liabilities. As a result, the carrying value of unamortized financing costs of $1.9, as at December 31, 2006 relating to the Company's senior, unsecured notes ("the Notes"), previously recorded in Other Assets, have been reclassified against Long-term Debt. This change has been applied retroactively.

In accordance with Section 3865, the Company documents its risk strategy objectives and the relationship between the hedging instrument and hedged item. The Company also assesses the effectiveness of the hedging relationship throughout their term and that it remains consistent with the Company's risk strategy.

The effective portion of changes in fair value of derivatives that are classified as cash flow hedges is recognized in other comprehensive income. Any gains or losses in fair value relating to the ineffective portion are recognized immediately in net income. Amounts accumulated in other comprehensive income are reclassified into net income as the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income remains until the forecasted transaction is eventually recognized in net income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to net income.

Note 3. Closure of Paper Manufacturing Capacity

During the second quarter of 2007, Fraser Papers announced the strategic decision to permanently shut down two paper machines and one off-machine coater at its East Papers operations. As a result, Fraser Papers has recorded a charge of $16.5. An impairment charge related to property, plant and equipment of $9.0 and other charges of $3.8 was recorded in the second quarter of 2007. An additional charge of $3.7 related to termination benefits, severance and other charges was recorded in the third quarter of 2007. Additional amounts of approximately $0.2, related to training, will be charged against earnings as they are incurred.

Note 4. Sale of New Brunswick Timberlands and Acadian Timber Income Fund

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"), a newly formed income fund. The Company was the promoter of the Fund.

The sale of the NB Timberlands resulted in a gain of $71.0. Net proceeds were $125.0 and included $31.5 of securities representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis.

On September 26, 2007 Fraser Papers sold its interest in Acadian for net proceeds of $38.4, which were received in the fourth quarter. As the units in Acadian had a book value of nil, a gain of $38.4 was recorded on the transaction.

During the year the Company received distributions of $2.0 (2006 – $1.6) from Acadian, including $0.7 (2006 – $0.6) in the third quarter.

Note 5. Long-term Debt

On March 15, 2005, the Company issued $150.0 of Notes which bore interest at 8.75% and were due in 2015.

During the third quarter of 2007, the Company closed its tender offer to repay the remaining principal amount of the notes of $84.0. The Company repaid $68.5 of Notes to the public and cancelled $15.5 of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.6, related to the repayment under the tender offer, has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

During the second quarter of 2006, the Company closed its tender offer to repay $66.0 in principal amount of the Notes. The Company repaid $51.5 of Notes to the public and cancelled $14.5 of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.5, related to the repayment under the tender offer has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

During 2006, the Company purchased $30.0 in principal amount of Notes in the market. The Notes were purchased for $25.9, resulting in a gain of $3.1, net of a write-down in debt issuance costs of $1.0. The net gain is reflected in the Consolidated Statements of Operations.

During the third quarter of 2007, the Company amended its existing revolving credit facility to provide for an increase in amounts available from $90.0 to $140.0 in order to finance the repayment of $68.5 of Notes. The facility bears interest at market rates, with the $50.0 increase maturing January 31, 2008 and the remaining balance of $90.0 due November 30, 2008. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At September 29, 2007, $135.9 (2006 – $40.0) of this facility was utilized, $91.8 (2006 – nil) for operating bank loans and the balance in the form of letters of credit.

Interest payments of $3.1 (2006 – $1.6) were made on long-term debt in the third quarter of 2007. For the nine months ended September 29, 2007, the Company made interest payments of $6.1 (2006 – $9.2).

Note 6. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $3.0 (2006 – $5.0). For the nine months ended September 29, 2007, employee benefit costs for pensions and post retirement benefits totaled $8.4 (2006 – $16.1). Employee benefit plan funding amounted to $6.2 (2006 – $9.4) during the quarter and $20.8 (2006 – $30.4) for the nine months ended September 29, 2007.

Note 7. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Nine Months Ended*	
	Sept 29 2007	Sept 30 2006	**Sept 29 2007**	Sept 30 2006
Current tax expense (recovery)	**$ 0.4**	$ 1.0	**$ 1.1**	$ (0.8)
Future income tax expense (recovery)	**(6.1)**	2.4	**(9.5)**	18.1
Income tax expense (recovery)	**$ (5.7)**	$ 3.4	**$ (8.4)**	$ 17.3

During the third quarter of 2007, Brookfield Asset Management Inc. (together with its subsidiaries "Brookfield"), increased its ownership interest in the Company to approximately 56%, resulting in an "Acquisition of Control" as defined under Canadian income tax laws. The Company is required to recognize certain unrealized losses for income tax purposes. As a result of recognizing these losses and applying them to prior years, the Company increased its available non-capital loss carry-forwards in Canada by $46.8 and recorded an income tax recovery of $13.8.

During the quarter and for the nine months ended September 29, 2007, the Company paid $0.1 and $0.5, respectively on income and income-related taxes (2006 – $0.5 and $1.5, respectively).

Note 8. Shareholders' Equity

	As at Sept 29 2007	As at Dec 31 2006
Common shares – 29,509,876 outstanding	**$ 490.0**	$ 490.0
Contributed surplus	**5.2**	3.9
Accumulated other comprehensive income	**0.5**	—
Deficit	**(184.9)**	(162.0)
	$ 310.8	$ 331.9

Note 9. Commitments and Contingencies

Commodity Hedges

During the quarter and for the nine months ended September 29, 2007, Fraser Papers realized a gain of $0.6 (2006 – nil and $1.0) on lumber futures contracts representing approximately 13.2 million board feet. These contracts effectively fixed the selling price of a portion of Fraser Papers' lumber production and were designated as a hedge against a portion of future lumber sales. At September 29, 2007, there were no contracts outstanding (2006 – nil).

Foreign Exchange Hedges

As at September 29, 2007, the Company has forward foreign exchange contracts outstanding of CAD$44.0 (2006 – CAD$57.0), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The Consolidated Statements of Operations for the nine months ended September 29, 2007 include a realized gain of $7.8 (2006 – $4.0) on matured forward foreign exchange contracts and an unrealized gain of $0.2 (2006 – $0.2) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

Fraser Papers has net forward foreign exchange contracts remaining of $40.2 (2006 – $20.7), which are designated as a hedge against future Canadian dollar cash flows. These contracts have varying maturity dates in the fourth quarter of 2007. The Consolidated Statements of Operations for the nine months ended September 29, 2007 include a realized gain of $1.4 (2006 – $0.3) on matured forward foreign exchange contracts. An unrealized gain of $0.8 is recorded in Other Comprehensive Income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Guarantees

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $5.0.

Note 10. Related Party Transactions

Brookfield is related as a result of Brookfield owning a controlling equity interest in the Company. Acadian is a related party by virtue of the Brookfield's equity holdings in the Fund. All related party transactions are recorded at the exchange amount.

During the quarter and the nine months, Fraser Papers purchased approximately $1.3 and $4.4, respectively (2006 – $0.9 and $8.3) of electricity for its Gorham paper mill, from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $0.4 (2006 – $1.1) related to these purchases.

Fraser Papers has invested in Units of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.0 (2006 – $1.5). The investment is accounted for using the cost method and is included in other assets.

During the quarter and the nine months, Fraser Papers earned a management fee of $1.9 and $5.5 (2006 – $1.8 and $5.6) from Katahdin and $0.2 (2006 – $2.1) is included in accounts receivable.

During the quarter and the nine months, Fraser Papers sold $1.4 and $3.6 (2006 – nil and $0.5) of goods and services to Katahdin. $0.3 (2006 - $2.0) is included in accounts receivable.

Fraser Papers has entered into 20 year Fibre Supply Agreements with Acadian. During the quarter and the nine months, purchases of fibre from the Fund amounted to $9.9 and $24.7, respectively (2006 – $12.8 and $27.2, respectively). In addition the Company's equity interest in the fund generated distributions of $0.7 (2006 – $0.6) during the quarter and $2.0 (2006 – $1.6) for the nine months ended September 29, 2007. Fraser Papers has a payable of $4.4 (2006 – $0.1) owing to Acadian, as at September 29, 2007.

As described in Note 4, the Company sold its interest in Acadian on September 26, 2007. Of the 3,613,780 units sold, 2,600,000 were sold to Brookfield, for net proceeds of $27.6.

Brookfield has provided the Company with a facility with a notional amount of $150.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At September 29, 2007, the Company has entered into forward foreign exchange contracts of CAD$44.0 (2006 – CAD$57.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $33.2 (2006 – $20.7) as a hedge against future Canadian dollar cash flows, under this facility.

Note 11. Losses from Smart Papers

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $107.4 in the second quarter of 2006 consisting of an impairment charge against its investment in Smart Papers of $74.0 and provision of $33.4 related to receivables from Smart Papers and estimated accruals. During the quarter and for the nine months ended September 29, 2007, net payments of $0.6 and $1.4, respectively (2006 – $0.2 and $14.5) were made against the accrual. As at September 29, 2007 a balance of $5.9 remains unpaid related to these accruals.

Note 12. Closure of Berlin Pulp Mill

In the first quarter of 2006, Fraser Papers announced the permanent shutdown of its pulp mill in Berlin, New Hampshire. As a result, Fraser Papers recorded a charge of $50.3 consisting of an impairment on property, plant and equipment and other assets and various accruals.

Note 13. Segmented Information

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

Note 14. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, J. Peter Gordon, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **September 29, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 25, 2007

signed *"J. Peter Gordon"*

J. Peter Gordon
President and Chief Executive Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Glen McMillan, Senior Vice President and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **September 29, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 25, 2007

signed *"Glen McMillan"*

Glen McMillan
Senior Vice President
and Chief Financial Officer

END